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                                                                  Exhibit (a)(8)


FOR IMMEDIATE RELEASE             Contact:       HFS Incorporated
                                                   Elliot Bloom
                                                   973-496-8414
                                                 Jackson Hewitt Inc.
                                                   Keith E. Alessi
                                                   757-473-3300

                HFS INCORPORATED AGREES TO ACQUIRE JACKSON HEWITT INC.
               FOR $68 PER SHARE, TOTAL PURCHASE PRICE OF $480 MILLION

            EXTENDS FRANCHISE SERVICE REACH INTO TAX PREPARATION SERVICES

    PARSIPPANY, NJ, NOVEMBER 19, 1997 - HFS Incorporated (NYSE: HFS) announced today it has executed a definitive agreement to acquire Jackson Hewitt Inc. (NASDAQ: JTAX), for approximately $480 million in cash, or $68 per common share of JTAX. HFS will shortly commence a tender offer for all outstanding shares of JTAX which is expected to be completed on January 5, 1998. Following the tender offer, HFS will purchase any JTAX shares not tendered in a merger in which each JTAX common stock will receive $68 in cash. The JTAX Board of Directors and its management have unanimously agreed to support the proposed transaction. This transaction is subject to customary conditions, including regulatory approval.

    In conjunction with this anticipated transaction, the JTAX Board of Directors has rescinded the 2-1 stock split that was to have been effective December 3, 1997.

    Formed in 1982 and based in Virginia Beach, VA, JTAX is the second largest tax preparation service system in the United States with locations in 41 states. It expects to have approximately 1,900 offices, 92 percent franchised and the remainder company owned, open and operating for the current tax preparation season. For the fiscal year ended April 30, 1997, JTAX reported revenues of $31.4 million and income from operations of $11.8 million compared to revenues and income from operations for fiscal 1996 of $25.0 million and $5.3 million, respectively. The JTAX system prepared approximately 875,000 tax returns in its fiscal 1997 year, a 21 percent increase from the 722,000 returns prepared in fiscal 1996.


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    Jackson Hewitt's franchised and company owned offices offer consumers tax preparation services as well as bank products such as refund anticipation loans. The company's tax preparation product is based on its proprietary software, "Hewtax", which enables JTAX franchises to provide consistent, high quality tax preparation services at competitive prices. There are over 114 million tax returns filed annually in the United States with approximately 50 percent prepared by a paid service. The JTAX system currently has a 1 percent share of total tax returns. H&R Block is the country's largest tax preparation service with a 12 percent market share.

    Keith Alessi, chairman, president and chief executive officer of JTAX, said, "We have built a very profitable and simple business model based on meeting the tax preparation needs of middle income taxpayers. HFS is the world's largest franchisor; its core competency is acquiring franchise operations and dramatically growing the franchise network and its profitability. We believe HFS can accelerate our unit and earnings growth."

    Keith Alessi will manage this newest HFS business unit, reporting to Michael P. Monaco, HFS Vice Chairman and Chief Financial Officer. In addition, it is expected that John D. Snodgrass, HFS Vice Chairman, will serve as chairman of Jackson Hewitt and assist in the ongoing management and franchise growth of JTAX.

    Mr. Monaco stated, "JTAX is a well run company with excellent growth prospects and is a terrific strategic fit with our company. We will leverage our franchising and marketing skills to further accelerate unit growth, which should translate into meaningful earnings growth for Jackson Hewitt. In conjunction with our pending merger with CUC International (NYSE: CU), we believe there are numerous opportunities to create further revenue streams through cross marketing tax preparation services to our millions of annual consumer contacts, as well as CUC services to the JTAX consumer base."

    Monaco concluded, "This acquisition further extends our vision of offering financial services to consumers, in order to capture a greater percentage of the consumer spending dollar."


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    Jackson Hewitt Inc. franchises a system of offices that specialize in computerized preparation of federal and state individual income tax returns. At the customer's request, the company will file the return electronically and also process refund anticipation loans.

    HFS Incorporated is a global provider of real estate and travel services. The Company is the world's largest franchisor of residential real estate brokerage offices, provides mortgage services to consumers and is the global leader in corporate employee relocation. Within the travel sector of the economy, HFS is the largest franchisor of hotels and rental car agencies, a leading provider of vacation timeshare exchanges and is the second largest vehicle management company worldwide. In May, the Company announced that it would merge with CUC International (NYSE: CU). The merger is expected to close in December.


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